June 2010 Pricing Sheet dated June 24, 2010 relating to Preliminary Terms No. 405 dated May 25, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Principal Protected Notes due June 24, 2016
Based on the Value of the Dow Jones Industrial AverageSM
PRICING TERMS – JUNE 24, 2010
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$22,100,000
Pricing date:	June 24, 2010
Original issue date:	June 29, 2010 (3 business days after the pricing date)
Maturity date:	June 24, 2016
Interest:	None
Principal protection:	100% at maturity
Underlying index:	Dow Jones Industrial AverageSM
Payment at maturity:	The payment at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, if any In no event will the payment due at maturity be less than $10.
Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	115%
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	10,152.80, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	June 21, 2016, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61759G844
ISIN:	US61759G8446
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per Note	$10	$0.35	$9.65
Total	$22,100,000	$773,500	$21,326,500
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” on page 7 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement for capital protected notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 405 dated May 25, 2010
Prospectus Supplement for Capital Protected Notes dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.